SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           INTERNATIONAL POST LIMITED
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    460181100
                                 --------------
                                 (CUSIP Number)
                                    Copy to:

Mr. Terrence A. Elkes                     Jack Levy, Esq.
One Stamford Plaza, 12th Floor            Morrison Cohen Singer & Weinstein, LLP
Stamford, CT 06901                        750 Lexington Avenue
Telephone (203) 323-1263                  New York, New York 10022
                                          Telephone (212) 735-8600

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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  JUNE 27, 1997
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

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CUSIP
No. 293636106                         13D
================================================================================
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                                                        Terrence A. Elkes
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 2       Check the Appropriate Box if a Member of a Group*               (a) / /
                                                                         (b) / /
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 3       SEC Use Only
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 4       Source of Funds*          PF
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 5       Check Box if Disclosure of Legal Proceedings is Required            / /
         Pursuant to Item 2(d) or 2(e)
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 6       Citizenship or Place of Organization                     United States
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Number of Shares Beneficially Owned By Each Reporting Person With

         -----------------------------------------------------------------------
         7       Sole Voting Power
                    336,500 shares                                          5.4%
         -----------------------------------------------------------------------
         8       Shared Voting Power
                    179,512 shares                                          2.9%
         -----------------------------------------------------------------------
         9       Sole Dispositive Power
                    336,500 shares                                          5.4%
         -----------------------------------------------------------------------
         10      Shared Dispositive Power
                    179,512 shares                                          2.9%

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11       Aggregate Amount Beneficially Owned By Each Reporting Person
            516,012 shares
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12       Check Box if the Aggregate Amount in Row (11) excludes
            Certain Shares*                                                  / /
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13       Percent of Class Represented by Amount in Row (11)                 8.3%
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14       Type of Reporting Person*
                                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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

     This statement, dated July 10, 1997, relates to the reporting person's ownership of certain securities of International Post Limited (the "Issuer").

ITEM 1.           SECURITY AND ISSUER

                  (a) Common Stock, $0.01 par value per share (CUSIP No. 460181100).

                  (b) Five year, non-qualified options (the "Non-Qualified Options") to purchase 30,000 shares of Common Stock at an exercise price of $11 per share granted by the Issuer as of February 15, 1994.

                  (c) Five year options (the "Video Services Options") to purchase 30,000 shares of Common Stock at an exercise price of $11 per share granted by Video Services Corporation as of February 15, 1994. Such options are expected to be canceled as of the effective time of the proposed merger between the Issuer and Video Services Corporation and replaced with options to purchase the same number of shares of Common Stock of the Issuer on the same terms and conditions.

                  (d) Six year, non-qualified options (the "Equitable Options") to purchase 149,512 options of Common Stock at an exercise price of $2.06 per share granted by Equitable Life Assurance Society of the United States (as successor to MTE Holdings, Inc.), as of February 14, 1994.

                  (e)      International Post Limited
                           545 Fifth Avenue
                           New York, New York 10011


ITEM 2.           IDENTITY AND BACKGROUND

         1.       (a)      TERRENCE A. ELKES.

                  (b)      Address:
                                    One Stamford Plaza - 12th Floor
                                    Stamford, Connecticut 06901

                  (c)      Principal occupation: Investor

                  (d) Within the last five (5) years, Terrence Elkes has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

                  (e) Within the last five (5) years, Terrence Elkes has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

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                  (f) Citizenship:  United States.

                      Terrence A. Elkes is Chairman of the Board of the Issuer.


ITEM 3.           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

                  The reporting person obtained funds for the purchase of the securities from his personal funds.

                  The amount of funds used in making the purchases of the shares of Common Stock are set forth below:

                  NAME                                   AMOUNT OF CONSIDERATION
                  ----                                   -----------------------
                  Terrence A. Elkes                              $1,767,755


ITEM 4.           PURPOSE OF TRANSACTION.

                  The reporting person acquired his securities for purposes of investment. The reporting person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D .

                  On June 27, 1997, the Issuer entered into an Agreement and Plan of Merger with Video Services Corporation and Louis H. Siracusano, Arnold
P. Ferolito and Donald H. Buck, regarding the merger of the Issuer and Video Services Corporation. On June 27, 1997, the Issuer entered into a Voting Agreement with Video Services Corporation, Terrance A. Elkes, The Equitable Life Assurance Society of the United States, Equitable Deal Flow Fund, LP, Louis H. Siracusano, Arnold P. Ferolito and Donald H. Buck, which contains the agreement of the parties thereto to vote all of his/its shares of the Issuer's Common Stock for the approval of the Agreement and Plan of Merger and the transactions contemplated therein and in favor of the Issuer's 1997 long-term incentive plan.

                   By virtue of the Video Services Options, the Equitable Options and/or the Voting Agreement, Mr. Elkes may be considered to be part of one or more groups consisting of one or more of Video Services Corporation, The Equitable Life Assurance Society of the United States, Equitable Deal Fund, L.P. Louis Siracusano, Arnold P. Ferolito and/or Donald H. Buck. Mr. Elkes disclaims membership in any group relating to an interest in the securities of the Issuer, including with any of the aforementioned persons and any interest in the securities owned by any of them, except by reason of the Video Services Options and the Equitable Options.

                  Upon consummation of the merger, Mr. Elkes will remain as Chairman of the Board of the Issuer.


ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.

                  (a) The following list sets forth the aggregate number and percentage (based on 6,226,958 shares of Common Stock outstanding) of outstanding shares of Common Stock owned beneficially by the reporting person, as of June 27, 1997:


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



                                    Shares of             Percentage of Shares
                                  Common Stock              of Common Stock
Name                           Beneficially Owned          Beneficially Owned
----                           ------------------          ------------------
Terrence A. Elkes                  516,012 (1)                    8.3%

(1) Includes shares issuable upon exercise of the Non-Qualified Options, the Video Services Options and the Equitable Options referred to in Item 1 of this Schedule.

         (b) Mr. Elkes has sole power to vote and dispose of 336,500 shares of Common Stock (including 30,000 shares issuable upon exercise of the Non-Qualified Options) representing approximately 5.4% of the outstanding Common Stock. Mr. Elkes has shared power to vote and dispose of an aggregate 179,512 shares of Common Stock (including 30,000 issuable upon exercise of the Video Services Options and 149,512 shares issuable upon exercise of the Equitable Options), representing approximately 2.9% of the outstanding Common Stock.

                  (c) The following sets forth all of the transactions in the securities of the Issuer by the reporting person other than the Non-Qualified Options, the Video Services Options and the Equitable Options:


         DATE                   SHARES ACQUIRED (1)               PRICE
         ----                   -------------------               -----
   February 8, 1994                    5,000                        --
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   February 8, 1994                    10,000                     10.00
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     April 7, 1994                     10,000                     10.23
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    April 14, 1994                     10,000                     10.03
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    April 26, 1994                     10,000                      9.85
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      May 17, 1994                     20,000                      8.50
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     July 14, 1994                     5,000                       8.25
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   November 28, 1994                   25,000                      8.25
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   December 22, 1994                   10,000                      4.57
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    January 6, 1995                    34,000                      4.88
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     June 13, 1995                     10,000                      5.00
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     June 14, 1995                     40,000                      5.00
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     June 16, 1995                     10,000                      4.75
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     June 19, 1995                     43,000                      4.50
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     June 30, 1995                     10,000                      4.25
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     July 5, 1995                      10,000                      4.25
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    March 11, 1996                     44,500                      3.63
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

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                                 TOTAL: 306,500
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(1) Except for the 5,000  shares  acquired on February 8, 1994 which were issued to the reporting person as restricted shares pursuant to the Issuer's Restricted Share Plan for directors, all shares were acquired in open market transactions.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships WITH REGARD TO SECURITIES OF THE ISSUER

                   The reporting person holds the Video Services Options and the Equitable Option as described in Item 1 and is a party to a Voting Agreement with respect to proposed merger of the Issuer as described in Item 4.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  EXHIBIT A - Agreement and Plan of Merger, dated as of June 27, 1997, by and among International Post Limited, Video Services Corporation and Louis H. Siracusano, Arnold P. Ferolito and Donald H. Buck, incorporated by reference to the current report on Form 8-K of International Post Limited, date of report - June 27, 1997, Exhibit 10.57.

                  EXHIBIT B - Voting Agreement, dated as of June 27, 1997, by and among International Post Limited, Video Services Corporation, Terrence A. Elkes, The Equitable Life Assurance Society of the United States, Equitable Deal Flow Fund, LP, Louis H. Siracusano, Arnold P. Ferolito and Donald H. Buck, incorporated by reference to the current report on Form 8-K of International Post Limited, date of report - June 27, 1997, Exhibit 10.58.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date:  July 11, 1997

                                              /S/ TERRENCE A. ELKES
                                              ------------------------
                                                  Terrence A. Elkes






ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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